Exhibit 99.1

Draganfly to be Featured at the 2022 Texas Emergency Management Conference

Los Angeles, CA. May 26, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company will be featured at the 2022 Texas Emergency Management Conference. The conference is taking place at the Henry B. Gonzalez Convention Center in San Antonio, Texas from May 31-June 3, 2022.

The Texas Emergency Management Conference connects thousands of elected officials, first responders, emergency managers and decision-makers from across the U.S. Attendees are able to participate in key workshops and check out innovative products and services from a variety of established organizations.

At booth #225, Draganfly will showcase its Drone as First Responder (“DFR”), Medical Response and Search and Rescue Drone platforms as well as its Vital Intelligence technology. The Company will highlight the equipment and capabilities of the platforms and provide more information about its new Heavy Lift Drone and LiDAR system.

According to a report by BlueLine, drones are providing law enforcement leaders with a viable alternative to traditional operational methods. Unmanned aerial vehicles (“UAVs”) are less expensive to operate than helicopters and other aircrafts, they are easily transferable between sites and are capable of effectively maneuvering within a variety of environments including forested areas and urban neighborhoods.

“During active emergency, medical and disaster response situations, Draganfly has experienced firsthand how drone technologies can make the difference,” said Cameron Chell, President and CEO of Draganfly. “We look forward to showcasing how our advanced drone solutions and Vital Intelligence technology can help emergency crews reduce response times, improve situational awareness and increase overall efficiency.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s attendance at the 2022 Texas Emergency Management Conference. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.